+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Cerulean Pharma Inc.

850 Memorial Drive

Cambridge, MA 02139

Attn: Oliver S. Fetzer

Chief Executive Officer

(617) 551-9600

March 21, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Cerulean Pharma Inc.

Registration Statement on Form S-1

Filed March 10, 2014

File No. 333-194442

Ladies and Gentlemen:

On behalf of Cerulean Pharma Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 13 contained in the letter dated February 26, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Confidential Draft Registration Statement on Form S-1 (File No. 377-00459), originally submitted by the Company to the Commission on January 30, 2014. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-194442), which was publicly filed by the Company on March 10, 2014. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

March 21, 2014

Rule 83 Confidential Treatment Request by Cerulean Pharma Inc. Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This estimated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Cerulean Pharma Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Oliver S. Fetzer, President and Chief Executive Officer, Cerulean Pharma Inc., 850 Memorial Drive, Cambridge, MA 02139, (617) 551-9600, before it permits any disclosure of the bracketed information in Request #1.

The Company notes that once the estimated price range for this offering has been determined, it will disclose the estimated price range for this offering in a subsequent amendment to the Registration Statement and include in such amendment to the Registration Statement a discussion of each significant factor contributing to the difference between the fair value of its December 31, 2013 stock option issuance and the estimated offering price. The Company expects that such disclosure would be substantially consistent with the following currently contemplated disclosure:

“On April         , 2014, we and our underwriters determined the price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $            per share. In comparison, on January 27, 2014, we granted options with an exercise price of $0.73 per share, which was our estimate of the fair value of our common stock as of such date. We note that, as is typical in IPOs, the price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our future prospects and those of our industry in general, our financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to ours and general conditions in the public capital markets.

Securities and Exchange Commission

March 21, 2014

At the time option awards were last made, our underwriters had not yet communicated to us the definitive proposed price range for this offering. Specifically, we believe that the difference between the fair value of our common stock as of January 27, 2014 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•	The estimated price range for this offering necessarily assumes that the IPO has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the IPO, and therefore excludes any discount for lack of marketability of our common stock.

•	Our preferred stock currently has substantial economic rights and preferences over our common stock. Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.

•	The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash resources. In addition, the completion of this offering would provide us with more ready access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

March 21, 2014

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Oliver S. Fetzer, Ph.D

Christopher D. T. Guiffre

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549